Curaleaf to Report Second Quarter 2023 Financial and Operational Results
NEW YORK, July 12, 2023 – Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the second quarter ended June 30, 2023 after market close on August 9, 2023.
Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question-and-answer session related to the Company's operational and financial highlights.

Event:	Curaleaf Second Quarter 2023 Financial Results Conference Call
Date:	Wednesday, August 9, 2023
Time:	5:00 p.m. ET
Live Call:	+1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International)
Passcode:	2931212
Webcast:	https://ir.curaleaf.com/events

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until August 16, 2023, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 1724947
About Curaleaf Holdings
Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 19 states with 152 dispensaries and employs nearly 5,500 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.
Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR
Investor Relations Website: https://ir.curaleaf.com/
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

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